SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BUILDERS FIRSTSOURCE, INC.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

12008R-10-7
(CUSIP Number)

Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, New York 10017
(212) 878-0600

With copies to:

Steven J. Gartner, Esq.
Robert T. Langdon, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019-6099
(212) 728-8000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 19, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE:                      Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Warburg Pincus Private Equity IX, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,863,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,863,266
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,863,266
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Warburg Pincus IX LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,863,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,863,266
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,863,266
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Warburg Pincus Partners LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,863,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,863,266
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,863,266
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Warburg Pincus & Co.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,863,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,863,266
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,863,266
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Warburg Pincus LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,863,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,863,266
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,863,266
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Charles R. Kaye
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,863,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,863,266
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,863,266
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS. Joseph P. Landy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,863,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,863,266
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,863,266
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7%
14		TYPE OF REPORTING PERSON (See Instructions) IN

The Reporting Persons previously filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) on March 2, 2006, as amended by Amendment No. 1 thereto filed with the SEC on December 8, 2006 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on March 14, 2008 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on September 1, 2009 (“Amendment No. 3”), Amendment No. 4 thereto filed with the SEC on October 26, 2009 (“Amendment No. 4”), Amendment No. 5 thereto filed with the SEC on January 22, 2010 (“Amendment No. 5”), and Amendment No. 6 thereto filed with the SEC on June 24, 2010 (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6 are collectively referred to herein as the “Original Schedule 13D”).  As disclosed in Amendment No. 6 to the Original Schedule 13D, the Reporting Persons determined to no longer file amendments to the Original Schedule 13D jointly with the JLL Reporting Persons (as defined in the Original Schedule 13D).  Accordingly, the Reporting Persons filed a separate Schedule 13D with the SEC on March 16, 2012, as amended by Amendment No. 1 thereto filed with the SEC on April 17, 2012 (the “Schedule 13D”).  Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons are filing this Amendment No. 2 to the Schedule 13D.  All capitalized terms used herein but not defined shall have the meaning set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

On May 7, 2012 through June 19, 2012 WP IX acquired an aggregate of 249,359 shares of Common Stock in open market purchases as set forth in Schedule III for aggregate consideration (excluding commissions) of approximately $955,368.  All of the funds required to acquire the shares of Common Stock were obtained from the working capital of WP IX, which in turn was obtained from capital contributions from the limited partners of WP IX.

Item 5. Interest in Securities of the Issuer

Section (a), Section (b) and Section (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) By virtue of its direct ownership of 24,863,266 shares of Common Stock, WP IX may be deemed to be the beneficial owner of 24,863,266 shares of Common Stock, which represents 25.7% of the outstanding shares of Common Stock. The percentages used in this Schedule 13D are calculated based upon a total of 96,683,747 shares of Common Stock issued and outstanding as of May 2, 2012 as set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed with the SEC on May 4, 2012. As a result of their respective relationships with WP IX and each other, the Reporting Persons may be deemed to be the beneficial owners of 24,863,266 shares of Common Stock, which represents 25.7% of the outstanding shares of Common Stock.

(b) Each of WP IX LLC, WPP LLC, WP LLC and WP may be deemed to share with WP IX, the power to vote or to direct the vote and to dispose or to direct the disposition of the 24,863,266 shares of Common Stock, which WP IX may be deemed to beneficially own as of the date of this filing. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the other Reporting Persons. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by WP IX. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person, other than WP IX, or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose.  As a result of the voting arrangements set forth in the Stockholders’ Agreement (as defined in the Original Schedule 13D), JLL Holdings (as defined in the Original Schedule 13D) and the Reporting Persons may be deemed to have formed a group for purposes of Section 13(d) of the Exchange Act.  Each of the Reporting Persons disclaims beneficial ownership of shares of Common Stock beneficially owned by the JLL Reporting Persons.1

(c) Except as described in this Amendment No. 2 (including the schedule to this Amendment No. 2), during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their general partners, members or directors as set forth on Schedule I to the Schedule 13D.

1 As of June 22, 2010, as disclosed in Amendment No. 6 to the Original Schedule 13D, the JLL Reporting Persons beneficially owned 24,344,584 shares of Common Stock, which represents 25.2% of the outstanding shares of Common Stock, based upon a total of 96,683,747 shares of Common Stock issued and outstanding as of May 2, 2012, as set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed with the SEC on May 4, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2012	WARBURG PINCUS PRIVATE EQUITY IX, L.P. By: Warburg Pincus IX LLC, its General Partner By: Warburg Pincus Partners LLC, its Sole Member By: Warburg Pincus & Co., its Managing Member
	By:	/s/ Scott A. Arenare
		Name: Title:	Scott A. Arenare Partner
Dated: June 19, 2012	WARBURG PINCUS IX LLC By: Warburg Pincus Partners LLC, its Sole Member By: Warburg Pincus & Co., its Managing Member
	By:	/s/ Scott A. Arenare
		Name: Title:	Scott A. Arenare Partner
Dated: June 19, 2012	WARBURG PINCUS PARTNERS LLC By: Warburg Pincus & Co., its Managing Member
	By:	/s/ Scott A. Arenare
		Name: Title:	Scott A. Arenare Partner
Dated: June 19, 2012	WARBURG PINCUS & CO.
	By:	/s/ Scott A. Arenare
		Name: Title:	Scott A. Arenare Partner

Dated: June 19, 2012	WARBURG PINCUS LLC
	By:	/s/ Scott A. Arenare
		Name: Title:	Scott A. Arenare Partner
Dated: June 19, 2012	CHARLES R. KAYE
	By:	/s/ Scott A. Arenare
		Name: By:	Charles R. Kaye Scott A. Arenare, Attorney-in-Fact*
Dated: June 19, 2012	JOSEPH P. LANDY
	By:	/s/ Scott A. Arenare
		Name: By:	Joseph P. Landy Scott A. Arenare, Attorney-in-Fact**
* The Power of Attorney given by Mr. Kaye was previously filed with U.S. Securities and Exchange Commission (“SEC”) on March 2, 2006 as an exhibit to a statement on the Original Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc. and is hereby incorporated by reference.

** The Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a statement on the Original Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc. and is hereby incorporated by reference.

SCHEDULE III

Date	Purchasing Entity	Number of Shares	Per Share Price ($)2
5/7/12	WP IX	22,400	$3.883
5/8/12	WP IX	8,985	$3.904
5/9/12	WP IX	28,452	$3.985
5/16/12	WP IX	25,000	$4.256
5/17/12	WP IX	7,800	$3.987
5/18/12	WP IX	13,800	$3.618
5/21/19	WP IX	30,500	$3.679
5/22/12	WP IX	13,300	$3.7310
5/23/12	WP IX	13,000	$3.8111
5/24/12	WP IX	10,300	$3.9812
5/25/12	WP IX	12,600	$3.9513
5/29/12	WP IX	8,993	$3.9914
5/30/12	WP IX	4,800	$3.9515
6/4/12	WP IX	13,600	$3.6116
6/5/12	WP IX	13,700	$3.4617
6/6/12	WP IX	14,000	$3.5418
6/7/12	WP IX	8,129	$3.7119

2 The price reported in the “Price Per Share” column is a weighted average price. The Reporting Persons undertake to provide the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this Schedule 13D.
3 These shares were purchased in multiple transactions at prices ranging from $3.82 to $3.94, inclusive.
4 These shares were purchased in multiple transactions at prices ranging from $3.83 to $4.00, inclusive.
5 These shares were purchased in multiple transactions at prices ranging from $3.90 to $4.00, inclusive.
6 These shares were purchased in multiple transactions at prices ranging from $4.10 to $4.34, inclusive.
7 These shares were purchased in multiple transactions at prices ranging from $3.81 to $4.17, inclusive.
8 These shares were purchased in multiple transactions at prices ranging from $3.55 to $3.82, inclusive.
9 These shares were purchased in multiple transactions at prices ranging from $3.62 to $3.76, inclusive.
10 These shares were purchased in multiple transactions at prices ranging from $3.69 to $3.78, inclusive.
11 These shares were purchased in multiple transactions at prices ranging from $3.73 to $3.93, inclusive.
12 These shares were purchased in multiple transactions at prices ranging from $3.92 to $4.00, inclusive.
13 These shares were purchased in multiple transactions at prices ranging from $3.83 to $4.00, inclusive.
14 These shares were purchased in multiple transactions at prices ranging from $3.92 to $4.00, inclusive.
15 These shares were purchased in multiple transactions at prices ranging from $3.89 to $4.00, inclusive.
16 These shares were purchased in multiple transactions at prices ranging from $3.49 to $3.75, inclusive.
17 These shares were purchased in multiple transactions at prices ranging from $3.39 to $3.54, inclusive.
18 These shares were purchased in multiple transactions at prices ranging from $3.50 to $3.59, inclusive.
19 These shares were purchased in multiple transactions at prices ranging from $3.64 to $3.75, inclusive.